UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 31, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 31st, 2021

DATE, TIME AND PLACE: March 31st, 2021, at 11.00 a.m. Due to the importance and urgency of the matters on the Agenda, the meeting was held on a virtual basis, as provided in the 2nd paragraph of Section 25 of TIM S.A.’s By-laws (“Company”).

PRESENCE: The Board of Directors’ Meeting of the Company was held with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Nardello, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise, Pietro Labriola and Sabrina Di Bartolomeo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To elect the Chairman of the Company’s Board of Directors; (2) To elect the Secretary of the Company’s Board of Directors; and (3) To resolve on the composition of the Advisory Committees to the Company’s Board of Directors.

RESOLUTIONS: The Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) The Board indicated and elected Mr. Nicandro Durante for the position of Chairman of the Board of Directors of the Company, with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023. It is registered that Mr. Nicandro Durante abstained from voting.

(2) The Board, pursuant to its Internal Rules, indicated and elected Mr. Jaques Horn, Company’s Legal Officer, to exercise the duties of the Secretary of the Board of Directors of the Company until the first Board Meeting to be held after the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 31st, 2021

(3.1) The Board indicated and elected, to compose the Statutory Audit Committee of the Company (“CAE”), Messrs. Gesner José de Oliveira Filho, Flavia Maria Bittencourt and Herculano Aníbal Alves. All Board Members hereby elected to compose the CAE are qualified as Independent Directors, pursuant to the Listing Rules of the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão and to the Company’s By-laws, with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

Additionally, it is registered that Mr. Herculano Aníbal Alves have recognized experience in matters of corporate accounting, according to the statement presented.

(3.2) The Board indicated and elected, to compose the Control and Risks Committee of the Company (“CCR”), Messrs. Agostino Nuzzolo, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Sabrina Di Bartolomeo. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

(3.3) The Board indicated and elected, to compose the Environmental, Social & Governance Committee of the Company (“CESG”), Messrs. Nicandro Durante, Carlo Nardelo, Gesner José de Oliveira Filho, Pietro Labriola and Sabrina Di Bartolomeo. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

(3.4) The Board indicated and elected, to compose the Compensation Committee of the Company (“CR”), Messrs. Nicandro Durante, Carlo Nardello and Michele Valensise. All Board Members hereby elected will have mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2023.

At the end of the meeting, it is registered the waiver of compensation expressed by the following elected members, in view of their participation in the Board of Directors and, when applicable, in the Advisory Committees to the Company’s Board of Directors: (i) Agostino Nuzzolo; (ii) Carlo Nardelo; (III) Elisabetta Paola Romano; (iv) Pietro Labriola; and (v) Sabrina Di Bartolomeo.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

March 31st, 2021

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 31st, 2021.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 31, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer